SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 2 to Form CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering) [ ]

Securities Act Rule 802 (Exchange Offer) [X]

Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer) [ ]

Exchange Act Rule 14d-1(c) (Third Party Tender Offer) [ ]

Exchange Act Rule 14e-2(d) (Subject Company Response) [ ]

Haley Industries Limited
(Name of Subject Company)

Haley Industries Limited
(Translation of Subject Company's Name into English (if applicable))

Province of Ontario, Canada
(Jurisdiction of Subject Company's Incorporation or Organization)

Magellan Aerospace Limited
(Name of Person(s) Furnishing Form)

Common Shares
(Title of Class of Subject Securities)

405620
(CUSIP Number of Class of Securities (if applicable))

Haley Industries Limited
634 Magnesium Road,
Haley, Ontario
K0J 1Y0 Canada
(613) 432-8841
(Name, Address (including zip code) and Telephone Number (including area code) of Person(s) Authorized to Receive Notices and Communications on Behalf of Company)

July 16, 2002, extended on August 21, 2002, further extended on September 3, 2002
(Date Tender Offer/Rights Offering Commenced)

PART I

INFORMATION SENT TO SECURITY HOLDERS

Item 1. Home Jurisdiction Documents

*Offer and Circular
*Letter of Transmittal
*Notice of Guaranteed Delivery
*Notice of Variation and Extension of August 21, 2002
Notice of Extension of September 3, 2002

Item 2. Informational Legends

See cover page of the Offer and Circular dated July 16, 2002, the Notice of Variation and Extension dated August 21, 2002, and the Notice of Extension dated September 3, 2002.

*previously furnished

PART II

INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

None.

PART III

CONSENT TO SERVICE OF PROCESS

A written irrevocable consent and power of attorney on Form F-X was filed by Magellan Aerospace Limited concurrently with the Form CB dated July 17, 2002.

PART IV

After the inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No.2 to Form CB is true, complete and correct.

MAGELLAN AEROSPACE LIMITED

Dated: September 5, 2002

Name: John Dekker
Title: Vice President Finance and Secretary

This document is important and requires your immediate attention. If you are in any doubt as to how to deal with it, you should consult your investment dealer, stockbroker, bank manager, lawyer or other professional advisor. No securities regulatory authority has expressed an opinion about any of the securities offered hereunder and it is an offence to claim otherwise.

September 3, 2002

NOTICE OF EXTENSION

by

MAGELLAN AEROSPACE LIMITED

an indirect wholly-owned subsidiary of

MAGELLAN AEROSPACE CORPORATION

of its

OFFER TO PURCHASE

all of the Common Shares

of

HALEY INDUSTRIES LIMITED

on the basis of 0.45 of a Common Share of Magellan Aerospace Corporation or $2.16 cash for each Common Share

This is an extension to the offer dated July 16, 2002 (the "Offer") as varied and extended on August 21, 2002 by Magellan Aerospace Limited ("MAL"), an indirect wholly-owned subsidiary of Magellan Aerospace Corporation, to purchase all of the outstanding common shares (the "Haley Shares") of Haley Industries Limited ("Haley").

The Offer, as amended in accordance with this Notice, will be open for acceptance until 5:00 p.m. (Toronto time) on September 16, 2002, unless further extended or withdrawn.

Holders of Haley Shares who wish to accept the Offer must properly complete and execute the Letter of Transmittal provided with the Offer or a manually executed facsimile thereof and deposit it, together with the certificate or certificates representing their Haley Shares at one of the offices of Computershare Trust Company of Canada (the "Depositary") shown in the Letter of Transmittal and on the last page of this document, in accordance with the instructions in the Letter of Transmittal. Alternatively, a holder of Haley Shares who desires to deposit such shares and whose certificate or certificates for such shares are not immediately available may deposit such certificate or certificates by following the procedures for guaranteed delivery set forth in Section 3 of the Offer, "Manner of Acceptance".

Questions and requests for assistance may be directed to the Depositary and CIBC World Markets Inc. (the "Soliciting Dealer"). Additional copies of this document, the Letter of Transmittal and the Notice of Guaranteed Delivery, as well as documents incorporated by reference herein, may be obtained upon request without charge from those persons at their respective offices shown in the Letter of Transmittal and on the last page of this document. Persons whose Haley Shares are registered in the name of a nominee should contact their stockbroker, investment dealer, bank, trust company or other nominee for assistance in depositing their Haley Shares.

The Soliciting Dealer for the Offer is:

CIBC World Markets Inc.

BCE Place
161 Bay Street, P.O. Box 500
Toronto, Ontario
M5J 2S8

Telephone No.: (416) 956-6664
Facsimile No.: (416) 594-8176

NOTICE OF EXTENSION

TO: SHAREHOLDERS OF HALEY INDUSTRIES LIMITED

By notice to the Depositary, MAL has amended the Offer, pursuant to which MAL is offering to purchase all of the Haley Shares.

Except as otherwise set forth in this Notice, the terms and conditions contained in the Offer continue to be applicable in all respects and this Notice should be read in conjunction therewith. In this Notice, unless the context or subject matter is inconsistent therewith, terms used shall have the same meaning as in the Offer and the Circular.

1. Recent Developments

MAL Assumes Control of Haley

On September 3, 2002, MAL announced that it had taken up and paid for an aggregate of 8,278,717 Haley Shares representing approximately 78% of the issued Haley Shares.

2. Extension of the Offer

MAL has amended the Offer by extending the time during which the Offer is open for acceptance from 5:00 p.m. (Toronto time) on September 3, 2002 to 5:00 p.m. (Toronto time) on September 16, 2002, unless withdrawn or extended. Accordingly, the Expiry Time shall be 5:00 p.m. (Toronto time) on September 16, 2002, or such later time and date or times and dates as may be fixed by MAL from time to time pursuant to Section 5 of the Offer, "Extension and Variation of the Offer".

3. Rights of Withdrawal

Any Haley Shares deposited in acceptance of the Offer may be withdrawn by or on behalf of the depositing Shareholders (unless otherwise required or permitted by applicable law):

(a) at any time prior to 5:00 p.m. (Toronto time) on September 16, 2002;

(b) at any time before the Haley Shares are taken up by MAL; and

(c) at any time if MAL has not paid for the Haley Shares within three (3) Business Days after taking them up.

Shareholders will otherwise have the right to withdraw Haley Shares under the circumstances and in the manner described in section 7 of the Offer, "Withdrawal of Deposited Haley Shares".

4. Amendments to Offer and Letters of Transmittal

The Offer and the Letter of Transmittal are hereby amended to reflect the amendments contemplated by this Notice.

5. Statutory Rights

Securities legislation in certain of the provinces and territories of Canada provides shareholders with, in addition to any other rights they may have at law, rights of rescission or to damages or both, if there is misrepresentation in a circular or notice that is required to be delivered to such shareholders. However, such rights must be exercised within prescribed time limits. Shareholders should refer to the applicable provisions of the securities legislation of their province or territory for particulars of those rights or consult with a lawyer.

6. **Approval and Certification**

The contents of this Notice, the Offer and the Circular have been approved and the sending, communication or delivery thereof to the Shareholders has been authorized by the board of directors of both Magellan Aerospace Limited and Magellan Aerospace Corporation.

The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made. In addition, the foregoing does not contain any misrepresentation likely to affect the value or the market price of the securities which are the subject of the Offer.

DATED at Toronto, Ontario, this 3rd day of September, 2002.

On behalf of Magellan Aerospace Limited and Magellan Aerospace Corporation

(signed) *"N. Murray Edwards"*
Chairman and Chief Executive Officer

(signed) *"John B. Dekker"*
Vice-President, Finance

On behalf of the Board of Directors'

(signed) *"Richard A. Neill"*
Director

(signed) *"Larry G. Moeller"*
Director

The Depositary for the Offer is:

Computershare Trust Company of Canada

By Mail:
P.O. Box 7021
31 Adelaide Street East
Toronto, Ontario
M5C 3H2
Attention: Corporate Actions

Or by Hand or by Courier:
9th Floor
100 University Avenue
Toronto, Ontario
M5J 2Y1
Attention: Corporate Actions

Toll Free: 1-800-663-9097
Telephone: (416) 981-9633
Email: caregistryinfo@computershare.com

The Soliciting Dealer for this Offer is:

CIBC World Markets Inc.

BCE Place
161 Bay Street
P.O. Box 500
Toronto, Ontario
M5J 2S8

Telephone No.: (416) 956-6664
Facsimile No.: (416) 594-8176

Any questions and requests for assistance may be directed by Shareholders to the Depositary and Soliciting Dealer at their respective telephone numbers and locations set out above.